Armed Forces Brewing Company, Inc.

1001 Bolling Avenue #406

Norfolk, VA 23508

June 29, 2022

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing

United States Securities & Exchange Commission

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Offering Statement on Form 1A-POS

Post-Qualification Amendment No. 2

Filed June 29, 2023

File No. 024-11502

Dear Mr. Sidwell:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Armed Forces Brewing Company, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1A-POS, so that it may be qualified by 10:00 a.m., Eastern Time on Wednesday, July 5, 2023, or as soon thereafter as is practicable.

FINRA has previously notified the Commission that it has no objection to the compensation arrangements which have not changed in any manner since the last FINRA approval. Please also note that with today’s 1A-POS filing, the auditor’s consent has been updated as requested by the Commission.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Alan Beal/

Alan Beal

Chief Executive Officer

Armed Forces Brewing Company, Inc.